Western Copper and Gold Corporation

(An exploration stage company)

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023

(Expressed in Canadian dollars)

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

		June 30, 2023	December 31, 2022
	Note	$	$
ASSETS

Cash and cash equivalents		3,947,740	1,341,267
Short-term investments	3	34,629,203	21,368,455
Marketable securities	4	409,240	410,080
Other assets		946,130	1,441,814
CURRENT ASSETS		39,932,313	24,561,616

Property, plant and equipment		221,142	279,540
Right-of-use assets		276,061	379,511
Exploration and evaluation assets	5	96,901,990	89,161,878

ASSETS		137,331,506	114,382,545

LIABILITIES

Accounts payable and accrued liabilities		3,241,890	4,222,346
Current portion of lease obligation		226,134	245,673
CURRENT LIABILITIES		3,468,024	4,468,019

Lease obligations		84,358	172,308

LIABILITIES		3,552,382	4,640,327

SHAREHOLDERS' EQUITY

Share capital	6	210,005,092	183,542,846
Contributed surplus		37,348,256	37,790,810
Deficit		(113,574,224)	(111,591,438)

SHAREHOLDERS' EQUITY		133,779,124	109,742,218

LIABILITIES AND SHAREHOLDERS' EQUITY		137,331,506	114,382,545

Approved by the Board of Directors

/s/ Ken Williamson Director	/s/ Klaus Zeitler Director

The accompanying notes are an integral part of these consolidated financial statements	- 2 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Depreciation	51,725	38,723	103,450	77,446
Filing and regulatory fees	47,549	49,946	276,909	256,891
Office and administration	160,203	130,634	276,091	294,110
Professional fees	57,982	97,509	133,234	152,988
Share-based payments (note 8a)	146,691	380,869	353,702	950,605
Shareholder communication and travel	250,732	249,191	433,954	413,373
Wages and benefits	390,666	385,697	849,667	878,287

CORPORATE EXPENSES	1,105,548	1,332,569	2,427,007	3,023,700

Foreign exchange loss (gain)	(244)	5,056	(439)	2,609
Interest income	(274,824)	(117,688)	(444,622)	(183,797)
Flow-through premium recovery	-	(399,323)	-	(507,331)
Unrealized loss on marketable securities (note 4)	41,700	462,600	840	565,120

LOSS AND COMPREHENSIVE LOSS	872,180	1,283,214	1,982,786	2,900,301

Basic and diluted loss per share	0.01	0.01	0.01	0.02

Weighted average number of common shares outstanding	160,369,786	151,512,663	156,523,599	151,472,672

The accompanying notes are an integral part of these consolidated financial statements	- 3 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30,		2023	2022
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES		(1,982,786)	(2,900,301)
Loss and comprehensive loss

ITEMS NOT AFFECTING CASH
Depreciation		103,450	77,446
Finance costs		14,948	16,254
Flow-through premium recovery		-	(507,331)
Unrealized loss (gain) on marketable securities		840	565,120
Share-based payments		353,702	950,605
		472,940	1,102,094

Change in non-cash working capital items		(76,912)	15,271

OPERATING ACTIVITIES		(1,586,758)	(1,782,936)

FINANCING ACTIVITIES

Private placement		23,591,624	-
Private placement issuance costs		(247,132)	-
Exercise of stock options	8a	2,025,000	133,165
Lease payments		(122,437)	(81,458)

FINANCING ACTIVITIES		25,247,055	51,707

INVESTING ACTIVITIES
Purchase of short-term investments		(13,499,344)	(8,000,000)
Mineral property expenditures		(7,554,480)	(6,359,002)
Leasehold improvements		-	(40,000)

INVESTING ACTIVITIES		(21,053,824)	(14,399,002)

CHANGE IN CASH AND CASH EQUIVALENTS		2,606,473	(16,130,231)

Cash and cash equivalents - Beginning		1,341,267	30,688,210

CASH AND CASH EQUIVALENTS - ENDING		3,947,740	14,557,979

The accompanying notes are an integral part of these consolidated financial statements	- 4 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Shares	Share Capital	Contributed Surplus	Deficit	Shareholders' Equity
		$	$	$	$

DECEMBER 31, 2021	151,426,125	183,190,992	35,472,638	(106,597,260)	112,066,370

Exercise of stock options	91,666	178,909	(45,744)	-	133,165
Share-based payments	-	-	1,430,535	-	1,430,535
Loss and comprehensive loss	-	-	-	(2,900,301)	(2,900,301)

JUNE 30, 2022	151,517,791	183,369,901	36,857,429	(109,497,561)	110,729,769

Exercise of restricted share units	79,698	172,945	(172,945)	-	-
Share-based payments	-	-	1,106,326	-	1,106,326
Loss and comprehensive loss	-	-	-	(2,093,877)	(2,093,877)

DECEMBER 31, 2022	151,597,489	183,542,846	37,790,810	(111,591,438)	109,742,218

Private placement	8,970,199	23,591,624	-	-	23,591,624
Private placement issuance costs	-	(247,132)	-	-	(247,132)
Exercise of stock options	1,725,000	2,765,240	(740,240)	-	2,025,000
Exercise of restricted share units	167,440	352,514	(352,514)	-	-
Share-based payments	-	-	650,200	-	650,200
Loss and comprehensive loss	-	-	-	(1,982,786)	(1,982,786)

JUNE 30, 2023	162,460,128	210,005,092	37,348,256	(113,574,224)	133,779,124

The accompanying notes are an integral part of these consolidated financial statements	- 5 -

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and the for the three and six months ended June 30, 2023 (unaudited – prepared by management)
(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the "Casino Project").

The Company is incorporated in British Columbia, Canada.  Its head office is located at 1200 - 1166 Alberni Street, Vancouver, British Columbia.

While Western has been successful in raising sufficient capital to fund its operations in the past, the Company will need to raise additional funds to complete the development of the Casino Project.  There can be no assurance that it will be able to raise such project financing in the future.

2. BASIS OF PRESENTATION

a. Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), applicable to the preparation of interim financial statements, including International Accounting Standard 34 - Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2022, which have been prepared in accordance with IFRS.

These financial statements were approved for issue by the Company's board of directors on August 3, 2023.

b. Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the period.  Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment for the exploration and evaluation assets. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating unit for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis. Management did not identify any impairment indicators during the three and six months ended June 30, 2023.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and the for the three and six months ended June 30, 2023 (unaudited – prepared by management)
(Expressed in Canadian dollars)

Judgment is required in assessing whether a mineral property is in the exploration and evaluation phase and should be classified as an exploration and evaluation asset or the mineral property should be reclassified as property and equipment. We determined that although a feasibility study for the Casino Project has been completed, the Company has not yet received the necessary licenses and permits to demonstrate the technical feasibility and commercial viability of the project to reclassify as property and equipment.

3. SHORT-TERM INVESTMENTS

As at June 30, 2023, the Company had $17,000,000 (December 31, 2022 - $21,000,000) invested in Canadian dollar denominated guaranteed investment certificates ("GICs") and $17,499,344 invested in Government of Canada Treasury Bills (December 31, 2022 - Nil) plus total accrued interest of $129,859 (December 31, 2022 - $368,455).  GICs are invested in Schedule 1 chartered banks in Canada.

4. MARKETABLE SECURITIES

As at June 30, 2023, the Company held marketable securities with an aggregate fair value of $409,240 (December 31, 2022 - $410,080), consisting of 2.5 million common shares of Northisle Copper and Gold Inc. with a fair value of $400,000 (December 31, 2022 - $400,000) and 168,000 common shares of Granite Creek Copper Ltd. with a fair value of $9,240 (December 31, 2022 - $10,080).  The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).

5. EXPLORATION AND EVALUATION ASSETS

a. Casino (100% - Yukon, Canada)

The Casino Project is a copper-gold porphyry deposit located in Yukon, Canada.

The Casino Property is subject to a 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada Limited assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and the for the three and six months ended June 30, 2023 (unaudited – prepared by management)
(Expressed in Canadian dollars)

b. Exploration and evaluation expenditures

Total
$
DECEMBER 31, 2021	66,348,061

Claims maintenance	26,038
Engineering	3,619,508
Exploration and camp support	8,698,630
Permitting	8,176,200
Salary and wages	1,304,283
Share-based payments	989,158

DECEMBER 31, 2022	89,161,878

Claims maintenance	25,010
Engineering	221,352
Exploration and camp support	987,034
Permitting	5,542,266
Salary and wages	667,952
Share-based payments	296,498

JUNE 30, 2023	96,901,990

6. SHARE CAPITAL

a. Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

b. Financing

On May 1, 2023, in connection with a strategic investment by Mitsubishi Materials Corporation ("Mitsubishi Materials"), Rio Tinto Canada ("Rio Tinto") subscribed for 878,809 common shares of the Company at a price of $2.63 per common share for gross proceeds of $2,311,268.

On April 14, 2023, Mitsubishi Materials purchased 8,091,390 common shares of the Company at a price of $2.63 per common share for gross proceeds of $21,280,356. The Company incurred $247,132 in costs associated with both private placements.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and the for the three and six months ended June 30, 2023 (unaudited – prepared by management)
(Expressed in Canadian dollars)

7. WARRANTS

A summary of the Company's warrants outstanding, including changes for the periods then ended, is presented below:

	Number of warrants	Weighted average exercise price
		$

DECEMBER 31, 2021 and DECEMBER 31, 2022	1,500,000	0.85

	-	-

JUNE 30, 2023	1,500,000	0.85

Warrants outstanding are as follows:

Warrant outstanding, by exercise price	Number of warrants	Weighted average exercise price	Average remaining contractual life
		$	years
$0.85	1,500,000	0.85	1.67

JUNE 30, 2023	1,500,000	0.85	1.67

8. EQUITY INCENTIVE PLANS

The Company has three equity incentive plans consisting of a stock option plan (the "Option Plan"), a restricted share unit plan (the "RSU Plan") and a deferred share unit plan (the "DSU Plan") (collectively the "Equity Incentive Plans").  Pursuant to the Company's annual general meeting held on June 17, 2021, it was approved that the maximum aggregate number of common shares issuable under the Equity Incentive Plans cannot exceed 10% of number of common shares issued and outstanding.

a. Stock Options and Share-based payments

Stock Options

Under the Option Plan, the exercise price of the stock options must be greater than, or equal to, the market value of the Company's common shares on the last trading day immediately preceding the date of grant.  Stock options vest over a two year period from the date of grant unless otherwise determined by the directors.  The maximum stock option term is 10 years.  At June 30, 2023, the Company could issue an additional 4,091,354 stock options under the terms of the stock option plan.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and the for the three and six months ended June 30, 2023 (unaudited – prepared by management)
(Expressed in Canadian dollars)

A summary of the Company's stock options outstanding and the changes for the periods then ended, is presented below:

	Number of stock options	Weighted average exercise price
		$
DECEMBER 31, 2021	6,035,000	1.28

Granted	2,181,000	2.03
Exercised	(91,666)	1.45

DECEMBER 31, 2022	8,124,334	1.48

Exercised	(1,725,000)	1.17

JUNE 30, 2023	6,399,334	1.57

During the three and six months ended June 30, 2023, the Company recognized an expense in respect of stock options of $183,949 and $426,217 respectively, in the statement of loss and comprehensive loss (three and six months ended June 30, 2022 - $223,404 and $386,678).  During the three and six months ended June 30, 2023, $97,485 and $218,045 respectively was capitalized (three and six months ended June 30, 2022 - $199,566 and $358,608) in the exploration and evaluation assets in relation to stock options.

Stock options outstanding are as follows:

Stock options outstanding, by exercise price	Number of Stock options	Weighted average exercise price	Average remaining contractual life
		$	years
$0.75 - $1.11	1,950,000	0.89	1.04
$1.41 - $1.66	1,958,334	1.63	2.10
$1.85 - $1.95	1,100,000	1.94	3.52
$2.10 - $2.22	1,391,000	2.19	3.55

JUNE 30, 2023	6,399,334	1.57	2.34

Average share price for options exercised during the six months ended June 30, 2023, was $2.31 (six months ended June 30, 2022 - $2.66).  Of the total stock options outstanding, 4,841,990 were vested and exercisable at June 30, 2023.  The weighted average exercise price of vested stock options is $1.41 and the average remaining contractual life is 1.94 years.

Share-based payments

During the six months ended June 30, 2023, the Company granted nil (2022 - 2,181,000) stock options to employees, directors and consultants.  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model.  The weighted average assumptions and resulting fair values for the grant in the prior year are as follows:

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and the for the three and six months ended June 30, 2023 (unaudited – prepared by management)
(Expressed in Canadian dollars)

Inputs and assumptions	Year Ended December 31, 2022

Exercise price	$2.03
Market price	$2.03
Expected option term (years)	3.0
Expected stock price volatility	58.6%
Average risk-free interest rate	1.46%
Expected forfeiture rate	-
Expected dividend yield	-

FAIR VALUE PER OPTION GRANTED	$0.82

b. Restricted Share Units

The Company granted RSUs in accordance with the RSU plan approved at the June 17, 2021 shareholders meeting. These RSUs vest in three equal tranches: Tranche one - on completion of 12 months from grant date, Tranche two - on completion of eighteen months from the grant date and Tranche three - on completion of twenty-four months from grant date.  These RSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant.  As at June 30, 2023, the Company could issue an additional 1,746,590 RSUs under the RSU Plan.  A summary of the Company's RSUs outstanding and the changes for the periods then ended, is presented below:

Number of shares issued or issuable on vesting

DECEMBER 31, 2021	239,100

RSUs Granted	359,723
RSUs Converted to common shares	(79,698)

DECEMBER 31, 2022	519,125

RSUs Converted to common shares	(167,440)

JUNE 30, 2023	351,685

In relation to RSUs, the Company recognized an expense of $94,475 and $223,983 respectively, during the three and six months ended June 30, 2023, (three and six months ended June 30, 2022 - $157,465 and $273,287) in the statements of loss and comprehensive loss.  During the three and six months ended June 30, 2023, $38,888 and $78,453 was capitalized respectively, (three and six months ended June 30, 2022 - $71,375 and $121,322) in the exploration and evaluation assets.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and the for the three and six months ended June 30, 2023 (unaudited – prepared by management)
(Expressed in Canadian dollars)

c. Deferred Share Units

Only directors of the Company are eligible for DSUs and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Company.  DSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant.  As at June 30, 2023, the Company could issue an additional 1,649,111 DSUs under the DSU Plan.

Number of shares issuable

DECEMBER 31, 2021	167,000

DSUs Granted	138,400

DECEMBER 31, 2022	305,400

DSUs Granted	-

JUNE 30, 2023	305,400

In relation to DSUs, the Company recognized an expense of $nil during the three and six months ended June 30, 2023, (three and six months ended June 30, 2022 - $nil and $290,640) in the statements of loss and comprehensive loss.

9. KEY MANAGEMENT COMPENSATION

The Company's related parties include its directors and officers, who are the key management of the Company.  The remuneration of key management was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Salaries and director fees	430,072	481,166	873,683	997,739
Share-based payments	259,171	580,143	597,740	1,290,712

KEY MANAGEMENT COMPENSATION	689,243	1,061,309	1,471,423	2,288,451

Share-based payments represent the fair value on grant date of stock options, RSUs and DSUs previously granted to directors and officers during the periods presented above.  Salaries and share-based payments for certain officers are capitalized in exploration and evaluation assets and the balance is recognized in the statement of loss and comprehensive loss.

10. DEPOSITS

The Company holds a surety bonding arrangement with a third-party (the "Surety") in order to satisfy bonding requirements in the Yukon Territory. The total value of the Surety is $786,777 of which $nil is collateralized on the balance sheet as at June 30, 2023 (December 31, 2022 - $nil). The Company paid $15,736 in fees associated with the Surety which was capitalized to exploration and evaluation assets.

11. SEGMENTED INFORMATION

The Company's operations are in one segment: the acquisition, exploration, and future development of mineral resource properties.  All interest income is earned in Canada and all assets are held in Canada.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and the for the three and six months ended June 30, 2023 (unaudited – prepared by management)
(Expressed in Canadian dollars)

12. CAPITAL MANAGEMENT

The Company considers capital to be equity composed of share capital, contributed surplus, and deficit.  It is the Company's objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop mineral resource properties.

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives, and makes adjustments to its plans for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects.  There is no assurance that these initiatives will be successful.

There was no change in the Company's approach to capital management during the period.  Western has no debt and does not pay dividends.  The Company is not subject to any externally imposed capital restrictions.

13. FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company has exposure to liquidity, credit, and market risk from the use of financial instruments.  Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

a. Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements.  Cash is invested in highly liquid investments which are available to discharge obligations when they come due.  The Company does not maintain a line of credit.

b. Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments.  These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy.  Cash and cash equivalents and short-term investments are held with high quality financial institutions.  Substantially all cash and cash equivalents and short-term investments held with financial institutions exceeds government-insured limits. We have established credit policies that seek to minimize our credit risk by entering into transactions with investment grade credit worthy and reputable financial institutions.  The carrying amount of financial assets recorded in the financial statements represents Western's maximum exposure to credit risk.

Western Copper and Gold Corporation Notes to the Condensed Interim Consolidated Financial Statements As at and the for the three and six months ended June 30, 2023 (unaudited – prepared by management)
(Expressed in Canadian dollars)

c. Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities.  The Company has no control over these fluctuations and does not hedge its investments.  Marketable securities are adjusted to fair value at each balance sheet date.  A 10% fluctuation in value of its publicly traded marketable securities rate would have a minimal impact on the Company's loss and comprehensive loss.

As at June 30, 2023, the carrying amounts of cash and cash equivalents, short-term investments, certain other assets, and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).